SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES  EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: May 26, 2012

Commission File No. 0-54360

SOLARTE HOTEL CORPORATION

 (Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Plaza Neptuno, Planta Baja, Suite 351, Ave. Ricardo J. Alfaro, El Dorado, Panama City, Panama

Address of Principal Executive Offices

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  X Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)  Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes _ No X

Notification of Change in Officer and Director.

On May 26, 2012, Erick Hansen was removed as an officer and director, and Esthetics World, the holder of 15,000,000 of the 15,500,000 shares of common stock, was appointed as the director,  president and chief financial officer. Jehu Hand was appointed as secretary.

Mr. Hansen had been appointed as director and officer in anticipation of the acquisition of Blue Ray Technologies, Inc. That acquisition never closed.  Contrary to prior reports, the name of the corporation remains Solarte Hotel Corporation.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 29, 2012.

SOLARTE HOTEL CORPORATION

                                                                                       By:    /s/ Karen E. Campo

          Karen E. Campo,

          President of Esthetics World, President

2